Contact

www.linkedin.com/in/dick-boyce-9b225 (LinkedIn)
www.dbgeo.com (Company)
www.diamondboilandgas.com (Company)

Top Skills

Geophysics
Field Development
Geology

Dick Boyce

Oil & Gas Exploration & Production
Dallas, Texas, United States

Summary

For more than 45 years, I've worked with independent operators, major oil companies, and financial institutions to discover, evaluate, develop, and monetize oil and gas opportunities throughout the United States and around the world.My career began with Superior Oil before serving as Chief Geophysicist and later in senior exploration leadership roles at Hunt Oil Company, where I led exploration efforts across Africa, the Middle East, and the Americas. Since becoming an independent consultant in the mid-1990s, I've continued to advise operators on prospect generation, geological and geophysical evaluation, acquisitions, project development, financing, and corporate strategy.Throughout my career, I've had the privilege of helping operators create billions of dollars in value through disciplined technical evaluation, sound judgment, and long-standing industry relationships. My work has included conventional and unconventional projects across North America, South America, Africa, the Middle East, Canada, Australia, and Europe.Today, I continue to actively consult with operators while also serving as Chief Executive Officer of Dolomite Energy Corporation. The consulting work keeps me engaged in active projects and maintains the relationships that have been built over decades, while Dolomite provides the opportunity to apply that experience toward building an upstream oil and gas company focused on acquiring, developing, and growing high-quality energy assets.After more than four decades in the industry, I remain convinced that successful projects are built on sound geology, disciplined evaluation, strong partnerships, and a long-term perspective. Diamond B Oil and Gas, LLC is a privately held Oil and Gas Operator. With over 40 years of experience in the generation, financing, and drilling of upstream projects, Diamond B excels at taking our in-house generated prospects from concept to cash flow.dB, LLC Petroleum Advisors provides worldwide exploration and development services to the oil and gas industry since 1996.JHI Associates, Inc. exploring the deep water Canje Block in Guyana since 2015.Colorado School of Mines - Bachelor's

degree in Geophysical Engineering in 1979. AAPG AIPN SEG SIPES #3245 PG (Texas License #2179)

Experience

Dolomite Energy Corporation
Chief Executive Officer
May 2026 - Present (4 months)
Dallas, TX

Leading the strategic growth of an upstream oil and gas company focused on acquiring, developing, and growing high-quality energy assets.

Responsible for corporate strategy, asset acquisitions, technical evaluation, capital formation, investor relations, and long-term portfolio growth.

Diamond B Oil and Gas, LLC
Founding Partner
January 2015 - Present (11 years 8 months)
Dallas, Texas USA

Advancing in-house generated prospects from concept to cash flow

JHI Associates, Inc.
Executive Vice President & Director
October 2014 - Present (11 years 11 months)
Dallas, TX USA

Deep water exploration offshore Guyana

Champion Power LLC
Founding Partner
March 2015 - Present (11 years 6 months)
Dallas, Texas USA

EVP Business Development

Co-Gen Power Systems

dB, LLC Petroleum Advisors
Founding Partner
March 2001 - Present (25 years 6 months)
Dallas, TX USA

Oil and Gas Advisory Services

Includes Geological, Geophysical, Engineering and Economics

International and Domestic Expertise

Exploration and Development

Yemen Hunt Oil Company

Exploration Manager

1992 - 1996 (4 years)

As exploration manager of Yemen Hunt, I managed a small technical group comprised of two geologists and two geophysicists with one geotech. Our group was very active, supervising the activity of two seismic crews and up to four drilling rigs engaged in exploration and development of the Marib Production Sharing Area located in the Marib-Jawf basin of North Yemen. During my tenure with YHOC, daily production was increased from 100,000 barrels/day to a maximum of 140,000 bopd as a result of the acquisition and interpretation of 400 sq. km 3D seismic survey--the first ever shot by YHOC in Yemen.

In addition to technical exploration work, I was responsible for all elements of work program budgets and compliance with both the Yemen government and with our working interest partner EXXON.

Hunt Oil Company

6 years

Chief Geophysicist

January 1990 - January 1992 (2 years 1 month)

Managed a group of 8 geophysicists in the Geophysical Services Group that provided all aspects of geophysical mapping, processing and field acquisition across the domestic and international divisions of Hunt Oil Company.

Served on geotechnical team reporting to the VP of Exploration. Reviewed and approved all prospects drilled by Hunt during this time.

Responsible for the initial implementation of computer workstations for 3D seismic interpretation.

Sr. Geophysicist

1986 - 1990 (4 years)

Midland Texas

Exploration in

Midland Basin, Delaware Basin, Val Verde Basin

Conquest Exploration
Sr. Geophysicist
1983 - 1986 (3 years)

Midland, Texas

Developed and drilled prospects in the Permian Basin. Mostly focused on play development in the Wolfcamp with secondary emphasis on Paleozoic carbonates

The Superior Oil Company
Geophysicist
1979 - 1983 (4 years)

Initial assignment in geophysical training program at the Superior Oil Geoscience Lab in Houston--processing seismic data. Continued training in the Gravity/Magnetics service group to learn potential field interpretation techniques. Final training in the HCI group, evaluating bright spots in the Gulf of Mexico and assisting in the preparation of highly competitive bids in offshore lease sales.

Transferred to Permian Basin division with assignment as exploration geophysicist in Midland, TX

Education

Colorado School of Mines
BSc, Geophysical Engineering · (1974 - 1978)

Carlsbad High School
 · (1970 - 1972)